EXHIBIT 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Contact:	Alison Tavik
410-768-8857 (office)
410-608-5581 (cell)
adtavik@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS
New Linthicum office has strong start with $1.7 million in deposits and $1.4 million in loans

Highlights
•	3.70% increase in second quarter net interest income
•	5.17% increase in year to date net interest income
•	3.40% increase in year to date total assets
•	3.73% increase in year to date deposits
•	3.92% increase in year to date net loans

GLEN BURNIE, MD (July 28, 2005) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ending June 30, 2005, net interest income after provisions for credit losses increased 3.70% to $2,968,000. The company reported net interest income after provisions for credit losses of $2,862,000 for the same period in 2004. Year to date net interest income rose 5.17% to $5,958,000 as compared to $5,665,000 in 2004. Total assets year to date increased 3.40% to $312,586,000 as of June 30, 2005. Deposits year to date increased 3.73% to $271,444,000 and net loans increased 3.92% to $189,431,000 since December 31, 2004.

“We expanded our franchise by opening our eighth full-service branch office in January 2005. In less than six months, it has generated $1.7 million in deposits and $1.4 million in loans outstanding, so I am very pleased with this initial performance,” said Executive Vice President & Chief Operating Officer Michael G. Livingston. “As expected, the expenses associated with this expansion affected net income.”

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Glen Burnie Bancorp - Page 2

July 28, 2005

Glen Burnie Bancorp realized net income of $674,000 or $.33 basic earnings per share in the quarter ended June 30, 2005. The company reported net income of $706,000 or $.35 basic earnings per share for the same three-month period in 2004. Year to date net income for the six months ended June 30, 2005 was $1,362,000 or $.67 basic earnings per share as compared to $1,447,000 or $.71 basic earnings per share for the same period in 2004.

On July 7, 2005 Glen Burnie Bancorp paid its 51st consecutive dividend to shareholders of record at the close of business on June 24, 2005. The company had 2,043,621 common shares outstanding with approximately 500 shareholders of record on June 13, 2005.

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past nine consecutive semi-annual periods. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, (www.thebankofglenburnie.com) maintains assets totaling approximately $312 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheet
(dollars in thousands, except per share amounts)

	(unaudited)
	June	December
	30, 2005	31, 2004
Assets

Cash and due from banks	$11,295	$9,767
Interest bearing deposits	171	66
Federal funds sold	4,560	1,541
Investment securities	93,432	94,906
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	189,431	182,291
Premises and equipment at cost, net of accumulated depreciation	4,054	4,031
Other real estate owned	50	50
Other assets	9,438	9,505
Total assets	$312,586	$302,312

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$271,444	$261,674
Short-term borrowings	317	542
Long-term borrowings	7,186	7,200
Guaranteed preferred beneficial interests in Glen Burnie
Bancorp junior subordinated debentures	5,155	5,155
Other liabilities	1,719	1,997
Total liabilities	$285,821	$276,568

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2005 2,046,551;
December 31, 2004 2,041,033 shares	$2,047	$2,041
Surplus	11,288	11,169
Retained earnings	12,645	11,774
Accumulated other comprehensive income, net of tax	785	760

Total stockholders' equity	$26,765	$25,744

Total liabilities and stockholders' equity	$312,586	$302,312

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Interest income on
Loans, including fees	$2,802	$2,709	$5,611	$5,450
U.S. Treasury and U.S. Government agency securities	627	535	1,197	1,090
State and municipal securities	397	451	794	916
Other	131	112	275	232
Total interest income	3,957	3,807	7,877	7,688

Interest expense on
Deposits	740	639	1,414	1,308
Junior subordinated debentures	136	137	273	273
Long-term borrowings	108	107	214	215
Short-term borrowings	5	2	18	27
Total interest expense	989	885	1,919	1,823

Net interest income	2,968	2,922	5,958	5,865

Provision for credit losses	--	60	--	200

Net interest income after provision for credit losses	2,968	2,862	5,958	5,665

Other income
Service charges on deposit accounts	213	258	418	516
Other fees and commissions	224	181	438	332
Other non-interest income	5	1	24	4
Income on life insurance	51	51	102	102
Gains on investment securities	45	39	48	269
Total other income	538	530	1,030	1,223

Other expenses
Salaries and employee benefits	1,591	1,517	3,153	3,031
Occupancy	200	165	379	339
Other expenses	896	827	1,795	1,723
Total other expenses	2,687	2,509	5,327	5,093

Income before income taxes	819	883	1,661	1,795

Income tax expense (benefit)	145	177	299	348

Net income	$674	$706	$1,362	$1,447

Net income per share of common stock	$0.33	$0.35	$0.67	$0.71

Weighted-average shares of common stock outstanding	2,043,879	2,030,640	2,042,469	2,029,043